

May 9, 2013

Via E-Mail
Oscar Brito
President
Metrospaces, Inc.
888 Brickell Key Drive, Unit 1102
Miami, FL 33131

> **Re:** **Metrospaces, Inc.**
> **Amendment No. 1 Registration Statement on Form S-1**
> **Filed April 23, 2013**
> **File No. 333-186559**

Dear Mr. Brito:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by further amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an additional amendment is appropriate, please tell us why in your response.

After reviewing any additional amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your response to our prior comment 6. Please expand your disclosure to identify the market on which trading must be established prior to subsequent sales of your common stock at prevailing market prices.

"Interests in two of our subsidiaries have been pledged to secure certain indebtedness and the Company may be unable to repay it," page 10

2. We note the payment due to GBS on April 15, 2013. Please update the disclosure in the risk factor and elsewhere in the prospectus to indicate the status of this payment.

3. Please revise the heading to indicate, if true, that the company has defaulted on its obligation and the possible effect on the company and its stockholders if the debt is not paid. If the assets held by the two subsidiaries constitute substantially all of the

company's assets and business operations, the heading and discussion should clarify this fact.

4. In view of the significance and imminence of the potential defaults, please consider reversing the location of this risk factor with risk factor number one.

Business
Projects—Argentina, page 30

5. Please revise the second paragraph on page 30 to clarify the second sentence and to disclose whether UPLLC has made the payment due to GBS on April 15, 2013.

The Los Naranjos 320 Project, page 30

6. Please update the discussion on page 31 concerning the qualification of GBS Fund to do business in Venezuela.

Item 16. Exhibits and Financial Statement Schedules, page II-3

7. We note your response to our prior comment 69. Please file Exhibit 21 with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Amy Reischauer at (202) 551-3793, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
Barry J. Miller
38275 Remington Park
Farmington Hills, MI 48331